SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF PARTIAL REDEMPTION TO THE HOLDERS OF

BRASKEM FINANCE LIMITED

7.375% PERPETUAL BONDS

(CUSIP Nos. 10553YAC9 and G1315RAC5)*

(ISIN Nos. US10553YAC93 and USG1315RAC54)*

NOTICE IS HEREBY GIVEN by Braskem Finance Limited, a Cayman Islands exempted company (the “Company”), to all holders (the “Holders”) of the Company’s 7.375% Perpetual Bonds (the “Bonds”), pursuant to Section 3.4 of the Indenture, dated as of October 4, 2010, as amended and supplemented by the First Supplemental Indenture, dated as of April 18, 2011, and the Second Supplemental Indenture, dated as of April 16, 2012 (collectively, the “Indenture”), among the Company, Braskem S.A. (the “Guarantor”), The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, and The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, as follows:

1.         On September 26, 2018 (the “Redemption Date”), pursuant to Section 3.1(c) of the Indenture and Paragraph 10(c) of the Bonds, the Company will redeem the amount of $200,000,000 of the aggregate principal amount of Bonds outstanding under CUSIP Nos. 10553YAC9 and G1315RAC5, and ISIN Nos. US10553YAC93 and USG1315RAC54, at the Redemption Price equal to 100% of the principal amount of the Bonds to be redeemed, plus accrued and unpaid interest thereon, to, but excluding, the Redemption Date (the “Redemption Price”).

2.         The Bonds must be surrendered to the Principal Paying Agent or the Paying Agent to collect the Redemption Price.

3.         The name and address of the Principal Paying Agent and Paying Agent is as follows:

The Bank of New York Mellon Trust (Japan), Ltd.

Fukoku Siemei Building

2-2-2 Uchisaiwai-cho

Chiyoda-ku, Tokyo

100-8580

Japan

2

The Bank of New York Mellon

101 Barclay Street, 4E

New York, New York 10286

United States

Attention: Corporate Trust – Latin America

4.         On the Redemption Date, the Redemption Price will become due and payable upon each redeemed Bond. Unless the Company defaults in making the Redemption Price payment or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on the redeemed Bonds shall cease to accrue on and after the Redemption Date. Upon redemption, the redeemed Bonds and the related guarantee by the Guarantor will be cancelled and any obligation thereunder extinguished.

5.         Capitalized terms used herein and not defined herein shall have the meaning assigned to them in the Indenture and the Bonds, as applicable.

BRASKEM FINANCE LIMITED

By: Issuer

September 19, 2018

IMPORTANT TAX INFORMATION

Please Read This Notice Carefully

UNDER U.S. FEDERAL BACKUP WITHHOLDING PROVISIONS, THE PAYING AGENT OR OTHER APPLICABLE WITHHOLDING AGENT MAY BE REQUIRED TO WITHHOLD TWENTY-FOUR PERCENT (24%) OF ANY GROSS PAYMENT TO A HOLDER WHO FAILS TO PROVIDE A CERTIFIED TAXPAYER IDENTIFICATION NUMBER (SUCH AS AN EMPLOYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER), UNLESS THE HOLDER OTHERWISE ESTABLISHES ELIGIBILITY FOR AN EXEMPTION FROM THE WITHHOLDING. PLEASE COMPLETE A FORM W–9 (OR THE APPLICABLE FORM W-8 IF YOU ARE A NON U.S. PERSON) AND SEND IT TO THE PAYING AGENT OR OTHER APPLICABLE WITHHOLDING AGENT IN CONNECTION WITH THE REDEMPTION.

*No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Bonds or as set forth in this Notice of Partial Redemption and reliance may be placed only on the other identification numbers printed on the Bonds. The redemption of the Bonds shall not be affected by any defect in or omission of such numbers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.